Exhibit 99.2

Unaudited Condensed Interim Consolidated Financial Statements of
Triple Flag Precious Metals Corp.

For the three months ended March 31, 2026

(Expressed in United States Dollars)

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Balance Sheets

($US thousands) (Unaudited)	As at March 31, 2026	As at December 31, 2025

ASSETS
Cash and cash equivalents	$144,319	$71,284
Amounts receivable and other (Note 5)	27,563	22,772
Inventory	2,144	4,665
Prepaid gold interests and other (Note 6)	44,830	33,537
Investments (Note 7)	20,552	17,421
Loan receivable	2,762	3,118
Current assets	242,170	152,797

Mineral interests (Note 8)	1,905,033	1,894,470
Prepaid gold interests and other (Note 6)	63,134	57,478
Deferred income tax	5,559	5,870
Other assets	2,659	2,863
Non-current assets	1,976,385	1,960,681

TOTAL ASSETS	$2,218,555	$2,113,478

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities	$32,453	$35,073
Income tax payable	5,537	3,495
Lease obligation	383	379
Current liabilities	38,373	38,947

Deferred income tax	26,583	20,071
Lease obligation	1,002	1,084
Other non-current liabilities	3,261	8,159
Non-current liabilities	30,846	29,314

Shareholders’ equity
Share capital (Note 12)	1,864,518	1,864,823
Retained earnings	269,374	164,950
Other	15,444	15,444
	2,149,336	2,045,217

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,218,555	$2,113,478

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Income

For the three months ended March 31, ($US thousands, except per share information) (Unaudited)	2026	2025

Revenue (Note 14)	$146,993	$82,245

Cost of sales
Cost of sales excluding depletion	(20,965)	(11,762)
Depletion	(20,142)	(20,549)
Gross profit	105,886	49,934

General administration costs (Note 10)	(6,314)	(5,121)
Business development costs (Note 10)	(1,174)	(262)
Operating income	98,398	44,551

Increase in fair value of investments, prepaid gold interests and other (Note 6 and 7)	32,133	5,617
Finance costs, net	(108)	(601)
Sustainability initiatives	(31)	(134)
Foreign currency translation (loss) gain	(110)	89
Other income	31,884	4,971

Earnings before income taxes	130,282	49,522
Income tax expense	(13,353)	(4,001)
Net earnings	$116,929	$45,521

Earnings per share (Note 11)
Basic	$0.57	$0.23
Diluted	$0.56	$0.23

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, ($US thousands) (Unaudited)	2026	2025

Operating activities
Net earnings	$116,929	$45,521
Adjustments for the following items:
Depletion	20,142	20,549
Non-cash cost of sales from prepaid gold interests and other (Note 6)	9,995	5,643
Amortization	66	85
Increase in fair value of investments, prepaid gold interests and other (Note 6 and 7)	(32,133)	(5,617)
Stock-based compensation expense	2,101	3,459
Income tax expense	13,353	4,001
Income taxes paid, net	(3,874)	(1,970)
Finance and other costs, net	220	601
Operating cash flow before working capital	126,799	72,272
Change in working capital (Note 16)	(13,468)	(6,418)
Operating cash flow	113,331	65,854

Investing activities
Acquisition of mineral interests (Note 8)	(29,707)	(63,511)
Proceeds on sale of investments	4,040	—
Acquisition of investments (Note 7)	(1,599)	—
Net cash used in investing activities	(27,266)	(63,511)

Financing activities
Proceeds from issuance of debt (Note 9)	—	20,000
Repayments of debt (Note 9)	—	(20,000)
Proceeds from exercise of stock options	505	—
Normal course issuer bid ("NCIB") purchase of common shares (Note 12)	(1,001)	(8,017)
Dividends paid (Note 12)	(11,880)	(11,045)
Repayments and interest on lease obligation	(133)	(108)
Payment of interest and other	(508)	(664)
Net cash used in financing activities	(13,017)	(19,834)
Effect of exchange rate changes on cash and cash equivalents	(13)	3
Increase (decrease) in cash and cash equivalents during the period	73,035	(17,488)
Cash and cash equivalents at beginning of the period	71,284	36,245
Cash and cash equivalents at end of the period	$144,319	$18,757

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Changes in Equity

($US thousands, except share information) (Unaudited)	Common Shares	Share Capital	Retained Earnings (Deficit)	Other	Total

At January 1, 2025	201,211,843	$1,744,341	$(23,773)	$15,152	$1,735,720

Issuance of shares from exercise of stock options	97,309	(780)	—	—	(780)
NCIB and automatic share purchase plan ("ASPP") purchase of common shares (Note 12)	(488,600)	(4,171)	(3,846)	—	(8,017)
Stock option expense	—	—	—	292	292
Net earnings	—	—	45,521	—	45,521
Dividends	—	—	(11,045)	—	(11,045)
Balance at March 31, 2025	200,820,552	$1,739,390	$6,857	$15,444	$1,761,691

At January 1, 2026	206,531,806	$1,864,823	$164,950	$15,444	$2,045,217

Issuance of shares from exercise of stock options	98,565	71	—	—	71
NCIB and ASPP purchase of common shares (Note 12)	(26,459)	(376)	(625)	—	(1,001)
Net earnings	—	—	116,929	—	116,929
Dividends	—	—	(11,880)	—	(11,880)
Balance at March 31, 2026	206,603,912	$1,864,518	$269,374	$15,444	$2,149,336

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019, under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The condensed interim consolidated financial statements of TF Precious Metals for the three months ended March 31, 2026 and 2025, comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a precious metals streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Argentina, Canada, Chile, Colombia, Côte d’Ivoire, Mexico, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These condensed interim consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with TF Precious Metals’ most recently issued audited financial statements for the years ended December 31, 2025 and 2024 (“2025 Annual Financial Statements”), which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policies were presented in Note 3 to the 2025 Annual Financial Statements and have been consistently applied in the preparation of these condensed interim consolidated financial statements, except as disclosed below. Certain comparative figures have been reclassified to conform to current year presentation. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on May 5, 2026.

New accounting standards and amendments adopted

Amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

Effective January 1, 2026, the Company adopted the Amendments to IFRS 9 and IFRS 7, which allow an entity to elect to apply trade-date accounting for the derecognition of financial liabilities when settled in cash through electronic payment systems. The Company has elected to apply trade-date-accounting for systems that meet the criteria. The amendments also introduce additional disclosure requirements to improve transparency regarding equity instruments designated at fair value through other comprehensive income (“FVOCI”) and financial instruments containing contingent features.

The IFRS 9 amendment allows a financial liability to be derecognized upon the irrevocable settlement instruction via an electronic payment system, even if cash settlement occurs shortly thereafter. This amendment did not have a material affect on the Company’s financial position.

The IFRS 7 amendments require enhanced disclosures for (i) equity instruments designated at FVOCI and (ii) financial instruments that include contingent settlement or conversion features. As the Company does not hold any FVOCI-designated equities and has no material contingent payment features in its financial instruments, these new disclosures did not have a material impact on the Company’s disclosures.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

3. Critical accounting estimates and judgments

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2025 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these condensed interim consolidated financial statements, please refer to Note 4 of the 2025 Annual Financial Statements.

Impairment

As at March 31, 2026, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed.

4. Key developments

Acquisition of 3% gross revenue (“GR”) royalty on the Gunnison Project

On March 30, 2026, Triple Flag acquired a 3% GR royalty from Greenstone Excelsior Holdings L.P. (“Greenstone”) on the Gunnison Project in Arizona, United States, operated by Gunnison Copper Corp. (“Gunnison”) for total cash consideration of $23.0 million. This royalty was in addition to the existing stream on the Gunnison Project and its existing royalty on the Johnson Camp Mine.

Subsequent to the quarter-end period, on May 5, 2026, Triple Flag entered into an agreement (the “Gunnison Option Agreement”) with Gunnison and Altius Royalty Corporation (“Altius”) providing that, if Gunnison is the subject of a change of control on or before March 31, 2028, the acquiror will receive a single option, which must be exercised in full to do all of the following: (a) reduce Triple Flag's 3% gross revenue royalty by 1% for a payment of $20.0 million and (b) reduce Altius' 1.5% gross revenue royalty by 0.5% for a payment of $10.0 million; and (c) terminate Triple Flag’s expansion option for the stream for a payment of $35.0 million. Pursuant to the Gunnison Option Agreement, Triple Flag and Altius have a veto right on additional royalties, streams or similar burdens on the Gunnison project.

Investment in the Northparkes E44 deposit

On February 10, 2026, Triple Flag and Evolution Mining Limited (“Evolution”), entered into an agreement whereby Triple Flag will invest $84.3 million into the development of the high-grade E44 gold open pit at Northparkes, which includes a seven-year period of minimum guaranteed stream deliveries to Triple Flag. Under the terms of the agreement, Triple Flag will be entitled to purchase 20% of payable gold and 30% of payable silver from the E44 deposit for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered. Triple Flag’s existing gold and silver stream on Northparkes is unaffected, other than with respect to the E44 Gold Deposit. The transaction is expected to be funded during the fourth quarter of 2026.

Acquisition of 0.5% GR royalty on the Tres Quebradas lithium project

On March 19, 2025, Triple Flag completed the acquisition of an existing 0.5% GR royalty from Lithium Royalty Corp. for total cash consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA.

Acquisition of 5% silver and gold streams on Arcata and Azuca mines

On February 27, 2025, Triple Flag completed the acquisition of 5% silver and gold streams on each of the Arcata and Azuca mines (the “Sierra Sun Streams”) operated by Sierra Precious Metals S.A.C., for total cash consideration of $35.0 million. Triple Flag will make ongoing payments of 10% of the spot silver and gold price for each ounce delivered under

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

the Sierra Sun Streams. The Sierra Sun Streams cover the existing mining and exploration licenses for the Arcata and Azuca mines, both located in Peru, for the life of the operations. There is no step-down in stream rates.

5. Amounts receivable and other

As at	March 31, 2026	December 31, 2025
Royalty receivables	$26,553	$21,543
Prepaid expenses	336	544
Value added tax recoverable	674	685
Total amounts receivable and other	$27,563	$22,772

Royalty receivables represent amounts that are generally collected within 60 days of quarter-end. Prepaid expenses largely represent insurance programs that are in place.

6. Prepaid gold interests and other

As at	March 31, 2026	December 31, 2025
Auramet	$75,830	$65,320
El Mochito	29,564	23,125
Steppe Gold	2,570	2,570
Total prepaid gold interests and other	107,964	91,015
Current portion	44,830	33,537
Non-Current portion	$63,134	$57,478

For the three months ended March 31, 2026, the Company recognized a gain of $26.6 million (2025: $4.9 million), as a result of changes in the fair value of prepaid gold and other interests.

Auramet

The prepaid gold interest contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the prepaid interest agreement. As at March 31, 2026, 26,250 ounces of gold remains to be delivered under the contract. The Auramet prepaid gold interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

El Mochito

The stream agreement relating to the El Mochito mine in Honduras (the “Settlement Agreement”) requires delivery of 500,000 ounces of silver in 20 equal monthly instalments of 25,000 ounces of silver to Triple Flag. As at March 31, 2026, 400,000 ounces of silver remains to be delivered under the Settlement Agreement. The right to silver deliveries is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

Steppe Gold

On March 15, 2024, Triple Flag and Steppe Gold agreed to amend and restate the Steppe Gold Prepaid Gold Interest Agreement such that the Company made a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

On February 13, 2025, Triple Flag received a delivery of 1,000 ounces of gold under the Steppe Gold Prepaid Gold Interest Agreement. Subsequently, Steppe Gold did not make delivery of the remaining 1,650 gold ounces and defaulted on their obligation under the amended and restated agreement. On March 17, 2025, Triple Flag filed a statement of claim in the Ontario Superior Court of Justice demanding immediate delivery of the outstanding 1,650 gold ounces, or contractual damages owed, under the Steppe Gold Prepaid Gold Interest Agreement.

The fair value of the prepaid gold interest as of March 31, 2026, was estimated by considering the credit risk associated with the financial asset due to the ongoing contractual dispute.

For the three months ended March 31, 2026, Steppe Gold is also in arrears on stream deliveries of gold and silver production at the Altan-Tsagaan Ovoo mine in Mongolia under the signed Steppe Gold Stream Agreement. On September 10, 2025, Triple Flag International (“TFI”), a subsidiary of Triple Flag Precious Metals, issued, through its counsel, a demand letter to Steppe Gold requiring delivery of outstanding ounces under the Steppe Gold Stream Agreement. On October 7, 2025, TFI filed a Request for Arbitration, under the Steppe Gold Stream Agreement, with the International Court of Arbitration of the International Chamber of Commerce requesting specific performance of the sale and delivery of the outstanding gold and silver ounces.

7. Investments

Investments comprise equity interests and warrants in publicly traded and private companies.  Equity interests and warrants in publicly traded and private companies have been recorded at fair value. The fair value of public equity investments is classified as level 1 of the fair value hierarchy, using quoted prices in active markets. The fair value of private equity investments is classified as level 3, as the relevant observable inputs are not available. The fair value of the level 1 investments is $18.4 million (2025: $15.8 million) and the fair value of the level 3 investments is $2.2 million (2025: $1.6 million).

For the three months ended March 31, 2026, the Company recognized a gain of $5.6 million, respectively (2025: $0.7 million) as a result of changes in fair value of investments.

8. Mineral interests

As at March 31, 2026	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2026	$1,420,541	$1,158,083	$2,578,624
Additions[2]	—	29,125	29,125
As at March 31, 2026	$1,420,541	$1,187,208	$2,607,749

Accumulated depletion
As at January 1, 2026	$(543,237)	$(140,917)	$(684,154)
Depletion	(12,667)	(5,895)	(18,562)
As at March 31, 2026	$(555,904)	$(146,812)	$(702,716)
Carrying value	$864,637	$1,040,396	$1,905,033

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

As at December 31, 2025	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2025	$1,404,393	$846,879	$2,251,272
Additions[3]	35,136	311,848	346,984
Disposals[4]	(18,988)	(644)	(19,632)
As at December 31, 2025	$1,420,541	$1,158,083	$2,578,624

Accumulated depletion and impairments
As at January 1, 2025	$(487,633)	$(117,005)	$(604,638)
Depletion	(55,604)	(23,912)	(79,516)
As at December 31, 2025	$(543,237)	$(140,917)	$(684,154)
Carrying value	$877,304	$1,017,166	$1,894,470
1.	Includes $996.6 million (2025: $967.3 million) of depletable mineral interest and $908.4 million (2025: $926.8 million) of non-depletable mineral interest. Included within non-depletable mineral interest is $300 million (2025: $300 million) of exploration and evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources. No additions, disposals or impairments related to these assets in 2026 (2025: nil) Consequently, there were no cash flows related to these assets for the three months ended March 31, 2026, and 2025.
2.	Largely reflects the acquisition of a 3% GR Royalty on the Gunnison project ($23.0 million) and the addition of the Eskay Creek Royalty as a result of a milestone payment ($6.0 million).
3.	Largely reflects the acquisition of the Arthur gold project ($255.8 million), the Minera Florida royalties ($23.1 million), the Sierra Sun Streams ($35.1 million), Tres Quebradas lithium project GR royalty ($28.7 million) and the additional 1.5% GR royalty on the Johnson Camp Mine ($4.0 million).
4.	Largely reflects the disposal of the El Mochito stream ($18.9 million).

9. Debt

As at	March 31, 2026	December 31, 2025
Debt opening balance	$—	$—
Drawdowns	—	113,000
Repayments	—	(113,000)
Debt closing balance	$—	$—

Revolving Credit Facility

The Revolving Credit Facility (“Credit Facility”) is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Company has a Credit Facility of $700 million with an additional uncommitted accordion of up to $300 million maturing on April 22, 2029. The Credit Facility is secured by TF Precious Metals under a General Security Agreement.

Advances under the Credit Facility can be drawn as follows:

●	Base rate loans with interest payable monthly at the greater of (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.45% and 1.75% per annum depending upon the Company’s leverage ratio; or
●	SOFR loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.45% and 2.75% per annum, depending on the Company’s leverage ratio.

As at March 31, 2026, the debt balance on the Credit Facility was $nil (2025: nil). Finance costs for the three months ended March 31, 2026, were $0.6 million (2025: $0.7 million), including interest charges and standby fees. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at March 31, 2026, all such ratios and requirements were met.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

10. Operating expenses by nature1

For the three months ended March 31,	2026	2025
Employee costs[2,3]	$5,341	$3,822
Office, insurance and other expenses	1,159	1,198
Professional services[3]	988	363
Total general administration and business development costs	$7,488	$5,383

1.Includes general administration costs and business development costs.

2.	Includes share-based compensation expense for the three months ended March 31, 2026 of $2.1 million (2025: $3.5 million).

3.Certain costs have been presented within business development costs due to their nature.

11. Earnings per share – basic and diluted

	For the three months ended March 31,
	2026		2025
	Basic	Diluted	Basic	Diluted
Net earnings	$116,929	$116,929	$45,521	$45,521
Weighted average shares outstanding	206,573,855	207,255,406	200,944,812	201,329,822
Earnings per share	$0.57	$0.56	$0.23	$0.23

12. Shareholders’ equity

Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. At March 31, 2026, the share capital comprised 206,603,912 common shares with no par value.

	Number of common shares	Share capital
Balance at December 31, 2024	201,211,843	$1,744,341
Exercise of stock options	204,634	(1,253)
Shares issued to Orogen Royalties Inc.	5,633,629	125,311
NCIB purchase of common shares and ASPP	(518,300)	(3,576)
Balance at December 31, 2025	206,531,806	$1,864,823
Exercise of stock options	98,565	71
NCIB purchase of common shares and ASPP	(26,459)	(376)
Balance at March 31, 2026	206,603,912	$1,864,518

In November 2025, Triple Flag received approval from the Toronto Stock Exchange (“TSX”) to renew its NCIB. Under the NCIB, the Company may acquire up to 10,328,075 (2024 NCIB: 10,071,642) of its common shares from time to time in accordance with the rules and procedures of the TSX. Repurchases under the NCIB are authorized until November 16, 2026. Daily purchases will be limited to 43,278 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2025 to October 31, 2025, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

For the three months ended March 31, 2026, the Company purchased 26,459 (2025: 488,600) of its common shares under the NCIB for $1.0 million (2025: $8.0 million).

In connection with the NCIB, the Company established an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $8.0 million (2025: $8.0 million) for share repurchases under the ASPP for the self-imposed blackout period over the quarter-end reporting period.

Dividends

In the three months ended March 31, 2026, Triple Flag declared and paid dividends totaling $11.9 million (2025: $11.0 million), which equates to an average dividend per share of $0.0575 (2025: $0.0550). For the three months ended March 31, 2026, no shares were issued from treasury for participation in the Dividend Reinvestment Plan (2025: nil).

13. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses), prepaid gold interest and other, investments, loans receivable, amounts payable and other liabilities (excluding stock-based compensation), lease obligations and debt.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets that are subject to the expected credit risk model include cash and cash equivalents and amounts receivable (excluding value added taxes and prepaid expenses). The amounts receivable (excluding value added taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $26.6 million as at March 31, 2026 (December 31, 2025: $21.5 million).

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding value added taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact, because the Company determined that the expected credit losses on these financial assets were nominal.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 7 for additional details on the fair value hierarchy classification of investments that are measured at fair value.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

The carrying value of amounts receivable (excluding value added taxes and prepaid expenses), cash and cash equivalents, amounts payable and other liabilities (excluding stock-based compensation), and debt approximates their fair value. Investments, loans receivable, and prepaid gold interests are carried at fair value. Financial assets and financial liabilities as at March 31, 2026, and December 31, 2025, were as follows:

		Financial assets	Financial liabilities
As at March 31, 2026	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$144,319	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	26,553	—
Prepaid gold interests and other	107,964	—	—
Investments	20,552	—	—
Loan receivable	2,762	—	—
Amounts payable and other liabilities (excluding stock-based compensation)	—	—	17,807
Total	$131,278	$170,872	$17,807

		Financial assets	Financial liabilities
As at December 31, 2025	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$71,284	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	21,543	—
Prepaid gold interests and other	91,015	—	—
Investments	17,421	—	—
Loan receivable	3,118	—	—
Amounts payable and other liabilities (excluding stock-based compensation)	—	—	19,350
Total	$111,554	$92,827	$19,350

14. Revenue

Revenue is comprised of the following:

For the three months ended March 31,	2026	2025
Revenue from contracts with customers
Stream and related interests
Gold	$60,037	$44,204
Silver	55,434	19,289
Copper	671	—
Royalty interests	30,851	18,752
Total revenues	$146,993	$82,245

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Stream and related interests and royalty revenues were mainly earned from the following interests:

For the three months ended March 31,	2026	2025
Revenue from contracts with customers
Stream and related interests
Cerro Lindo	$39,243	14,503
Northparkes	32,688	25,547
Bonikro	12,472	3,635
Buriticá	6,994	3,592
Impala Bafokeng	6,761	4,759
Auramet	5,628	3,635
El Mochito	5,250	91
Agbaou	5,104	3,148
La Colorada	762	1,878
Other	1,240	2,705
	$116,142	$63,493
Royalty interests
Beta Hunt	$6,649	4,642
Fosterville	3,429	2,962
Young-Davidson	2,505	1,699
Camino Rojo	2,338	1,953
Agbaou	2,266	1,653
Florida Canyon	2,153	1,539
Kensington	1,743	917
Stawell	1,449	803
Johnson Camp	1,037	—
Henty	797	658
Other	6,485	1,926
	$30,851	$18,752
Revenue from contracts with customers	$146,993	$82,245
Total revenues	$146,993	$82,245

During the three months ended March 31, 2026, sales to one financial institution accounted for 70% of the Company’s revenue from stream and related interests (2025: 67%). The Company would not be materially affected should this financial institution cease to buy metal credits from the Company as these sales would be redirected to alternative financial institutions.

15. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and related interests and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance on a single operating segment basis.

Geographic revenues from the sale of metals acquired from streams and related interests and royalties is determined by the location of the mining operations giving rise to the stream and related interest or royalty.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

For the three months ended March 31, 2026 and 2025, stream and related interest and royalty revenues were mainly earned from the following jurisdictions:

Revenue by geography

For the three months ended March 31,	2026	2025
Australia	$47,635	$35,414
Peru	40,129	14,673
Cote d'Ivoire	19,842	8,436
Other Latin America	16,530	7,549
United States	11,245	6,107
Other Africa and Asia	6,758	7,449
Canada	4,854	2,617
Total revenues	$146,993	$82,245

16. Change in working capital

For the three months ended March 31,	2026	2025
(Increase) decrease in amounts receivable and other assets	$(4,273)	$1,394
Decrease (increase) in inventory[1]	941	(456)
Decrease in amounts payable and other liabilities[2]	(10,136)	(7,356)
Change in working capital	$(13,468)	$(6,418)
1.	Excludes depletion.
2.	Includes stock-based compensation payments of $8.0 million (2025: $1.5 million).